09042064

na 9/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47646

SEC Mail Processing Section

AUG 25 2009

Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-08 (MM/DD/YY) AND ENDING 6-30-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORTON CLARKE FU & METCALF, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 PIKE STREET, SUITE 2250
(No. and Street)

SEATTLE (City) WA (State) 98101-4013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Metcalf 206-676-6208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFFREY M. WILSON, P.S.
(Name – *if individual, state last, first, middle name*)

15215 52nd Ave. S., #9 (Address) Tukwila (City) WA (State) 98188 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Metcalf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Clarke Fu & Metcalf, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOROTHY K. RICHMOND
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
AUGUST 19, 2013

Susan Metcalf
Signature

Treasurer / CFO
Title

Dorothy K. Richmon
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jeffrey M. Wilson, P.S.
15215 52nd Ave. S. #9
Tukwila, WA 98188
(206) 285-1528 (f) (206) 282-2727 (T) jwilson@jeffwilsonps.com

- Independent Auditor's Report -

The Board of Directors
Morton Clarke Fu & Metcalf, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Morton Clarke Fu & Metcalf, Inc. as of June 30, 2009 and 2008 and the related statement of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Morton Clarke Fu & Metcalf, Inc. as of June 30, 2009 and 2008 and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.

Jeff M. Wilson, P.S.
Seattle, Washington
August 19, 2009

Jeffrey M. Wilson, P.S.

15215 52nd Ave. S. #9
Tukwila, WA 98188
(206) 285-1528 (f) (206) 282-2727 (T) jwilson@jeffwilsonps.com

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a–5

The Managing Directors
Morton Clarke Fu and Metcalf, Inc.

In planning and performing our audit of the financial statements of Morton Clarke Fu and Metcalf, Inc. for the years ended June 30, 2009 and 2008 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Morton Clarke Fu and Metcalf, Inc. that we consider relevant to the objectives stated in Rule 17a–5(g)(1) in making the periodic computations or aggregate indebtedness and net capital under Rule 17a–3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3–3.

The management of Morton Clarke Fu and Metcalf, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above–mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Morton Clarke Fu and Metcalf, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Jeffrey M. Wilson, P.S.
Certified Public Accountants
August 19, 2009

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2009 and 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash - Deposit (NASD)	$ 595	$ 465
Cash - Bank & Money Market	98,595	275,903
Revenue Account Receivable	13,072	16,208
Accrued Interest Receivable	35,847	20,409
Inventory - Muni Bonds	2,735,820	1,908,911
Prepaid Expenses	46,115	40,084
Management Fees Receivable	217,204	218,640
NASD - Warrants	8,100	8,100
Total Current Assets	3,155,348	2,488,720
FIXED ASSETS		
Furniture	69,335	69,335
Telephone Equipment	26,922	26,922
Office and Computer Equipment	88,382	84,814
	184,639	181,071
Less accumulated depreciation	(184,639)	(181,071)
Fixed Assets - Net	0	0
OTHER ASSETS		
Rental Deposits	19,006	19,006
Organizational Costs	2,366	2,366
Less accumulated amortization	(2,366)	(2,366)
Total Other Assets	19,006	19,006
TOTAL ASSETS	$ 3,174,354	$ 2,507,726

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2009 and 2008

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Payable - Fidelity	$ 1,148,339	$ 554,703
Commissions Payable	117,226	115,814
B & O Tax Payable	14,789	9,615
Federal Income Tax Payable	13,431	1,204
Total Current Liabilities	1,293,785	681,336
Total Liabilities	1,293,785	681,336
STOCKHOLDERS' EQUITY		
Capital stock $1 stated value per share, 840,000 shares issued and outstanding	840,000	840,000
Retained Earnings	1,040,569	986,390
Total Stockholders' Equity	1,880,569	1,826,390
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,174,354	$ 2,507,726

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
INCOME STATEMENT
For the years ending June 30, 2009 and 2008

	2009		2008	
	AMOUNT	Percent Of Gross Revenue	AMOUNT	Percent Of Gross Revenue
REVENUE				
Trading	$ 1,331,881	23.3%	$ 439,043	11.1%
Commissions	3,295,428	57.7%	2,168,991	54.7%
Interest Income	12,408	0.2%	31,237	0.8%
Managed Account Fees	822,390	14.4%	948,174	23.9%
Tax Exempt Interest Income	151,333	2.7%	152,306	3.9%
Miscellaneous Income	57,254	1.0%	96,538	2.4%
Unrealized Gains - Trading Securities	42,323	0.7%	127,175	3.2%
Gross Revenue	5,713,017	100.0%	3,963,464	100.0%
OPERATING EXPENSES	5,640,683	98.7%	3,937,499	99.4%
Income Before Federal Income Tax	72,334	1.3%	25,965	0.6%
Federal Income Tax	18,155	0.3%	4,723	0.1%
Net Income	$ 54,179	1.0%	$ 21,242	0.5%

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF RETAINED EARNINGS
For the years ending June 30, 2009 and 2008

	2009	2008
Retained earnings, July 1, 2008 and 2007	$ 986,390	$ 1,062,898
Net income	54,179	21,242
Resale (Repurchase) of Treasury Stock	0	(97,750)
Retained earnings, June 30, 2009 and 2008	$ 1,040,569	$ 986,390

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ending June 30, 2009 and 2008

	2009	2008
Stockholders' Equity, July 1, 2008 and 2007	$ 1,826,390	$ 1,987,898
Capital Stock Subscription (Repurchase)	0	(85,000)
Net Income	54,179	21,242
Resale (Repurchase) of Treasury Stock - Retained Earnings Portion	0	(97,750)
Stockholders' Equity, June 30, 2009 and 2008	$ 1,880,569	$ 1,826,390

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2009 and 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 54,179	$ 21,242
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation and amortization	3,568	9,807
Change in current assets and liabilities:		
(Incr.) or decr. in revenue acct receivable	3,136	(6,508)
(Incr.) or decr. in accrued int. receivable	(15,438)	60,068
(Incr.) or decr. in inventory - muni bonds	(826,909)	2,416,166
(Incr.) or decr. in prepaid expenses	(6,031)	1,988
(Incr.) or decr. in management fee receivable	1,436	(3,472)
Increase or (decrease) in payable - Fidelity	593,636	(2,113,470)
Increase in B & O tax payable	5,174	1,887
Increase in commissions payable	1,412	5,510
Increase in federal income tax payable	12,227	22
Total adjustments	(227,789)	371,998
Net cash provided (used) in operating activities	(173,610)	393,240
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for purchase of equipment	(3,568)	(9,303)
Net cash (used) in investing activities	(3,568)	(9,303)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (Repurchase) of capital stock	0	(85,000)
Proceeds (Repurchase) of treasury stock	0	(97,750)
Net cash (used) in financing activities	0	(182,750)
Net increase or (decrease) in cash and cash equivalents	(177,178)	201,187
Cash and cash equivalents at July 1, 2008 and 2007	276,368	75,181
Cash and cash equivalents at June 30, 2009 and 2008	$ 99,190	$ 276,368

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2009 and 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

DISCLOSURE OF ACCOUNTING POLICY :

For purposes of the statement of cash flows, the company considers the following to be cash equivalents, cash - deposit (NASD).

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2009 and 2008

NOTE 1: BUSINESS STRUCTURE

Morton Clarke Fu & Metcalf, Inc. is a full service broker/dealer. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. Morton Clarke Fu & Metcalf, Inc. clears all transactions through its correspondent National Financial Services Corporation (Fidelity). Therefore Morton Clarke Fu & Metcalf, Inc. is exempt from Rule 15c3-3.

NOTE 2: BUSINESS FORMATION

Morton Clarke Fu & Metcalf, Inc. was incorporated September 1, 1994 under the laws of the State of Washington. The company has a June 30 fiscal year end and is taxed as a C corporation. The company was licensed with the NASD and began active operations on January 11, 1995.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

Morton Clarke Fu & Metcalf, Inc. reports on the accrual method of accounting, therefore income and expense are reported when earned or incurred not when money is received or paid. All amounts at June 30, 2009 and 2008 are reported based on trade date, not settlement date accounting principles. Therefore any securities trades on June 30, 2009 and 2008 or prior are included in these financial statements even though the transaction settled after June 30, 2009 and 2008. Depreciation is recorded on the financial statements based on the same calculation that was used for federal income tax purposes. Any differences between tax depreciation and depreciation under generally accepted accounting principles are immaterial.

NOTE 4: INVENTORY - MUNI BONDS

All inventory is carried by National Financial Services Corporation (Fidelity) as of June 30, 2009 and 2008. Morton Clarke Fu & Metcalf, Inc. has borrowed money against the inventory value with Fidelity. The payable to Fidelity at June 30, 2009 and 2008 was $1,148,339 and $554,703 respectively. The payable is secured by the value of the inventory.

The inventory value is the fair market value of the bonds on that date. The fair market value of the bonds was $2,735,820 and $1,908,911 as of June 30, 2009 and 2008 respectively. The difference between the cost and the fair market value is shown as unrealized gains or (losses) from trading securities on the income statement.

NOTE 5: FIXED ASSETS

All fixed assets are stated at cost and are depreciated under the Modified Accelerated Cost Recovery System. Furniture is depreciated over a seven year useful life while telephone, office, and computer equipment are depreciated over a five year useful life. In addition to regular depreciation, $3,568 and $9,303 of additional depreciation (election to expense) was claimed for the years ending June 30, 2009 and 2008 respectively.

NOTE 6: ORGANIZATION COSTS

Organizational costs consist primarily of legal fees incurred to set up the corporation. These costs are amortized over five years using the straight line method.

NOTE 7: LEASES AND LEASING ARRANGEMENTS

The following is a schedule of leases which Morton Clarke Fu & Metcalf, Inc. has entered into as of June 30, 2009.

Item	Monthly Payment	Lease Term		Square Footage
Pike Street Office	7,447.91	11-1-06 to	1-31-12	3077
Copy Machine	362.96	8-31-04 to	8-31-09	N/A

--- Continued on next page --------

The following is a schedule, by year, of future minimum lease payments.

Year ending	June 30, 2010	$ 90,102
	June 30, 2011	89,376
	June 30, 2012	52,136
	June 30, 2013	0
	June 30, 2014	0
Total Minimum Payments Required		$ 231,614

NOTE 8: PROFIT SHARING - 401K PLAN

Morton Clarke Fu and Metcalf, Inc. has a company sponsored 401K retirement plan. The company made a 3% profit sharing contribution to the plan for the years ended June 30, 2009 and 2008. The contribution amounted to $84,995 and $72,659 for the years ended June 30, 2009 and 2008 respectively. In addition the company made matching contributions of $7,000 and $7,825 to the 401K plan for the years ended June 30, 2009 and 2008 respectively.

SUPPLEMENTAL MATERIAL

Our examination of the financial statements included in the preceding section of this report was directed to an expression of our opinion taken as a whole. The supplemental material presented in the following section of this report has been subjected to certain procedures applied in connection with our examination of the financial statements. This information, while not required, is in our opinion, fairly stated in all material respects when considered in relation to the financial statements taken as whole.

Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2009 and 2008

	2009		2008	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
Advertising and Promotion	$ 411	0.01%	$ 1,478	0.04%
Bloomberg Lease	124,157	2.17%	100,799	2.54%
Bond Desk Trading	23,261	0.41%	2,805	0.07%
Business Taxes and Licenses	390	0.01%	822	0.02%
B & O Tax - Seattle	28,708	0.50%	14,941	0.38%
B & O Tax - Washington	74,845	1.31%	54,015	1.36%
Charitable Contributions	20,020	0.35%	5,000	0.13%
Clearing Fees	264,081	4.62%	255,418	6.44%
Compliance Expense	15,339	0.27%	15,387	0.39%
Computer Expense	11,282	0.20%	9,184	0.23%
Copier Lease	2,875	0.05%	5,138	0.13%
Customer Service Expense	17,481	0.31%	11,919	0.30%
Customer Write Off	12,753	0.22%	19,707	0.50%
Depreciation	3,568	0.06%	9,807	0.25%
Data Line	15,112	0.26%	13,700	0.35%
Data Process Expense	17,207	0.30%	17,504	0.44%
Employee Benefits	96,196	1.68%	90,336	2.28%
Federal Express	936	0.02%	1,074	0.03%
Fees, Service and Regulatory	14,933	0.26%	15,374	0.39%
Insurance Expense	5,289	0.09%	7,034	0.18%
Interest Expense	16,380	0.29%	107,502	2.71%
Internet Expense	21,649	0.38%	21,881	0.55%
Meals and Entertainment	3,404	0.06%	3,349	0.08%
NASD Assessments/Fees	4,172	0.07%	3,792	0.10%
Office Supplies and Expense	22,199	0.39%	16,527	0.42%
Subscriptions and Periodicals	66,792	1.17%	62,850	1.59%
Payroll Service	2,925	0.05%	2,556	0.06%
Payroll Taxes	132,668	2.32%	100,718	2.54%
Postage & Other Freight	1,579	0.03%	2,134	0.05%
Professional Fees	16,494	0.29%	17,901	0.45%
Profit Sharing Expense	91,995	1.61%	80,484	2.03%
Quote Fees	38,284	0.67%	28,695	0.72%

--- Continued on next page --------

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2009 and 2008

	2009		2008	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
---- Continued from previous page ----				
Rent Expense	$ 86,685	1.53%	$ 87,999	2.22%
Repairs & Maintenance	236	0.00%	825	0.02%
Salaries - Officers	2,164,098	37.88%	1,254,668	31.66%
Salaries - Commissions	1,848,373	32.35%	1,296,806	32.72%
Salary - Clerical	359,585	6.29%	185,762	4.69%
Telephone Expense	10,931	0.19%	10,373	0.26%
Training - Securities	2,289	0.04%	616	0.02%
Travel Expense	1,101	0.02%	619	0.02%
TOTAL OPERATING EXPENSE	$ 5,640,683	98.73%	$ 3,937,499	99.36%

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT REGARDING AUDIT OF NET CAPITAL
June 30, 2009 and 2008

As part of our audit we verified the Schedule of Net Capital as prepared by Morton Clarke Fu & Metcalf, Inc. We found no material differences between their schedule and our audited Schedule of Net Capital.

Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE FU & METCALF, INC.
SCHEDULE OF NET CAPITAL
For the years ending June 30, 2009 and 2008

	2009	2008
Total ownership equity from Statement of Financial Condition	$ 1,880,569	$ 1,826,390
Total ownership equity qualified for Net Capital	1,880,569	1,826,390
Add: Liabilities subordinated to claim of general creditors allocable in computation of Net Capital	0	0
Total capital and allowable subordinated liabilities	1,880,569	1,826,390
Deduct: Total nonallowable assets from Statement of Financial condition	(291,020)	(286,295)
Net Capital before haircuts on securities positions	1,589,549	1,540,095
Haircuts on securities		
Debt Securities	(134,650)	(102,279)
Other Securities	(166)	(3,975)
Undue Concentration	0	(4,398)
Total Haircuts	(134,816)	(110,652)
NET CAPITAL	$ 1,454,733	$ 1,429,443

Minimum net capital required for Morton Clarke Fu & Metcalf, Inc. is $250,000 effective June 10, 1999. Therefore Morton Clarke Fu & Metcalf, Inc. has excess net capital of $1,204,733 and $1,179,443 as of June 30, 2009 and 2008 respectively.

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.

FINANCIAL STATEMENTS

JUNE 30, 2009 and 2008

TABLE OF CONTENTS

	Page
SEC - ANNUAL AUDITED REPORT FORM X-17A-5 PART III FACING PAGE	2-3
INDEPENDENT AUDITOR'S REPORT	4
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL - SEC RULE 17a-5	5
FINANCIAL STATEMENTS	
Statement of Financial Condition	6A-B
Income Statement	7
Statement of Retained Earnings	8
Statement of Changes in Stockholders' Equity	9
Statement of Cash Flows	10-11
Notes to the Financial Statements	12-14
SUPPLEMENTAL MATERIAL	15
Schedule of Operating Expenses	16-17
Statement Regarding Audit of Net Capital	18
Schedule of Net Capital	19